June 25, 2025

David R. Bailey
President and Chief Executive Officer
Orthopediatrics Corp
2850 Frontier Drive
Warsaw, Indiana 46582

       Re: Orthopediatrics Corp
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-38242
Dear David R. Bailey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services